AGREEMENT FOR REDEMPTION OF
SHARES OF COMMON STOCK
LONE STAR GOLD, INC.

This Agreement for Redemption of Shares of Common Stock (this “Agreement”) is entered into as of January 13, 2012 (the “Effective Date”), by and among Dan M. Ferris (the “Transferor”), and Lone Star Gold, Inc., a Nevada corporation (the “Company”).

WHEREAS, the Transferor owns 15,000,000 shares of the common stock, $0.001 par value per share (the “Common Stock”), of the Company;

WHEREAS, the Transferor and the Company have agreed that the Transferor will assign to the Company, and the Company will redeem, acquire and accept from the Transferor, 7,500,000 shares of Common Stock (the “Redemption Shares”) owned by Transferor;

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Redemption.

(a) Redemption Shares.  The Transferor assigns, transfers and conveys the Redemption Shares to the Company, free and clear of all liens, claims and encumbrances.

(b) Consideration.  The Company will pay the Transferor $1.00 as consideration for the Redemption Shares.  The Company intends to cancel the Redemption Shares upon receipt.  The Transferor is aware that there may be tax consequences and other ramifications of the transactions relating to the Redemption Shares, as contemplated by this Agreement.  The Company has made no representations to the Transferor regarding any potential consequences of those transactions.

2.           Transfer of Shares. Concurrently with the execution of this Agreement, the Transferor will deliver to the Company’s transfer agent the stock certificate or certificates representing the Redemption Shares, along with duly executed stock powers and such other documents that may be necessary to transfer the Redemption Shares to the Company, free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character.

3.           Representations.  The Transferor represents that:

(i)	it is the legal and equitable owner of the Redemption Shares;

(ii)	it has good and lawful title to the Redemption Shares; and

(iii)	it has the full and lawful right, power and authority to transfer the Redemption Shares to the Company.

4.           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, successors and assigns.

5.           Entire Agreement.  This Agreement contains the entire understanding and agreement of the Transferor and the Company and may not in any way be altered, amended, modified or abrogated except by an instrument in writing signed by the Transferor and the Company.

6.           Further Acts.  The Transferor and the Company agree that each of them will, at any time and from time to time do such further acts and execute, acknowledge and deliver such other stock powers, assignments, confirmations and assurances as the other party shall reasonably request for the purpose of selling, transferring, and assuring unto the other party all and singular the properties, rights and interests covered hereby, or intended so to be.

7.           Governing Law.  This Agreement and the rights of the Transferor and the Company shall be governed by and construed in accordance with the laws of the State of Nevada.

8.           Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall constitute an original, and all of which shall constitute one and the same agreement.

9.           Expenses.  The parties shall pay their own respective expenses and the fees and expenses of their respective counsel and accountants and other experts.

(Signature Page Follows)

IN WITNESS WHEREOF, this Agreement was executed as of the Effective Date first written above.

LONE STAR GOLD, INC.
a Nevada corporation

By:	/s/Dan M. Ferris
Dan M. Ferris
Its:	President

/s/ Dan M. Ferris
Dan M. Ferris